UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39689

EDOC ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

7612 Main Street Fishers

Suite 200

Victor, NY 14564

(585) 678-1198

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, $0.0001 par value per share

Rights, exchangeable into one-tenth of one Class A Ordinary Share

Warrants, each exercisable for one-half of one Class A Ordinary Share, each whole Warrant exercisable for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Ordinary Shares, $0.0001 par value per share: 0

Rights, exchangeable into one-tenth of one Class A Ordinary Share: 0

Warrants, each exercisable for one-half of one Class A Ordinary Share, each whole Warrant exercisable for $11.50 per share: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, EDOC Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 1, 2024	EDOC ACQUISITION CORP.

	By:	/s/ Gary Seaton
	Name:	Gary Seaton
	Title:	Chief Executive Officer